Following an acquisition, adverse business or financial developments could result in cash flow, debt service and other changes not considered probable at the time of acquisition by the Series, with a corresponding adverse effect on the liquidity position of the Series. The Manager will obtain from the Local General Partners limited operating deficit guarantees or undertakings, and will endeavor to obtain agreements to subordinate management fees, to remedy a monetary default on a mortgage loan. See "Investment Policies and Objectives—Operating Deficit Guarantees."

In addition, as discussed above, each Series intends to establish at its inception Reserves equal to approximately 5.0% of the Gross Proceeds of the Offering of Units of that Series, which Reserves may be increased or decreased by the Manager in its sole discretion as it deems necessary or appropriate. The Local Partnerships are expected to maintain working capital reserves independent of those maintained by the relevant Series to the extent that (a) the terms of mortgage debt encumbering the Properties or the terms of any government assistance program so require, or (b) the Manager and the Local General Partner determine that the same is necessary or advisable.

The Reserves of each Series and reserves of the Local Partnerships may be increased or decreased from time to time by the Manager and/or the Local General Partners, as the case may be, in order to meet anticipated costs and expenses and potential losses, and the amount of Cash Available for Distribution and/or Sale or Refinancing Proceeds, if any, that is available for distribution to the Beneficial Owners may be affected accordingly. Although the Manager will endeavor to cause the appropriate level of reserves to be maintained at both the Trust and Local Partnership levels, if such reserves and any other available income are insufficient to cover a Series' or any Local Partnership's operating expenses and liabilities, it may be necessary to accumulate additional funds from distributions received from Local Partnerships and that would otherwise be available for distribution to Beneficial Owners, or to liquidate the Trust's investment in one or more Local Partnerships. The reserves of the Local Partnerships in which a Series invests will not be available to any other Series, and the Reserves of a Series will not be available to any other Series.

PROFITS, LOSSES AND DISTRIBUTIONS

Allocations of profits, losses and credits and distributions of cash will be made on two separate levels. First, allocations and distributions will be made between the Local General Partners and the Trust. Second, allocations and distributions so made to the Trust will be further allocated and distributed among the Manager and the Beneficial Owners. The following discussion summarizes the provisions of the Trust Agreement and the expected provisions of each Local Partnership Agreement in this regard and is qualified in its entirety by reference to the provisions of such agreements. The form of Trust Agreement is attached to this Prospectus as Appendix A.

Local Partnership Level

The percentages below assume that the Series will acquire a 99% interest in each Local Partnership and will vary as the percentage interest acquired by a Series varies. It is not anticipated that the Series will acquire less than a 90% interest in a Local Partnership (except for joint ventures between Series). In addition, it is anticipated that at least 67% of the Net Proceeds of a Series will be invested in Properties in which the Series has at least a 95% interest.

1. Distributions of Cash Available for Distribution. Prior to dissolution of a Local Partnership, Operating Cash Flow available for distribution will be distributed 1% to the Local General Partner and 99% to the Series invested in the particular Local Partnership, after payment of certain priorities to the Local General Partner, at such times and in such amounts as the Local General Partner deems appropriate. It is not anticipated that any significant amount of cash distributions will be made to the Series on a regular basis.

2. Sale or Refinancing Proceeds. Upon the sale or refinancing of a Property, the Local Partnership will be required to repay in full any mortgage or other debt associated with such Property, to pay its costs and expenses incurred in connection with such transaction (and the dissolution of the Local Partnership if the Property has been sold), and to repay any outstanding operating deficit loans made by its Local General Partner and voluntary loans by any partner. If the Local Partnership is not being dissolved, any Sale or Refinancing Proceeds will be distributed first, 99% to the Series invested in the particular Local Partnership and 1% to the Local General Partner until the Series has received the return of the Capital Contributions (without deductions of any amounts constituting Front-End Fees) allocable to the investment of the Series in such Local Partnership, and thereafter 50% to the Series and 50% to the Local General Partner. If the Local Partnership is to be dissolved, Sale or Refinancing Proceeds will be required to be distributed to the partners of the Local Partnership in accordance with their capital account balances (after taking into account all allocations of profit and losses).

3. Allocations of Profits, Losses and Credits. Each Local Partnership Agreement is expected to provide for the general allocation of Losses, Profits (other than from a Sale of a Property or Local Partnership Interest), Depreciation and any available credits (including Housing Tax Credits) 99% to the Series invested in the particular Local Partnership and 1% to the Local General Partner. Each Local Partnership Agreement is expected generally to provide for the allocation of any Profits for tax purposes from a Sale first to partners with negative capital account balances in proportion to and to the extent thereof, second to the Series to the extent of its unrecovered gross investment (*i.e.*, the Capital Contributions, without deductions of any amounts constituting Front-End Fees, allocable to the Series' investment in the Local Partnership) and any remaining Profits for tax purposes from a Sale shall be allocated up to 50% to the Local General Partner and the balance to the Series.

Trust Level

1. Cash Available for Distribution. Prior to dissolution of a Series, distributions of Cash Available for Distribution for any year will be made by the Series 99% to the Beneficial Owners and 1% to the Manager. The Beneficial Owners' share of Cash Available for Distribution initially will be distributed among the Beneficial Owners of a Series in amounts which, taking into account distributions to them of Cash Available for Distribution and each dollar of Tax Credits properly allocated to them, equal a specified annual return, as determined by the Manager in its discretion, on the Beneficial Owners' Unreturned Capital Contributions as existing from time to time from the date each Beneficial Owner becomes a beneficial owner of the Series through December 31, 1995. The amount of such annual return will be determined by the Manager no later than the last day of the Trust's fiscal year ending after December 31, 1995. In no event may any Beneficial Owner in any Series receive distributions of Cash Available for Distribution on a per Unit basis in an amount greater than the distribution of Cash Available for Distribution to any investor admitted to the particular Series prior to the admission of such Beneficial Owner. It is not anticipated that any significant amount of Cash Available for Distribution will be distributed to the Beneficial Owners.

2. Sale or Refinancing Proceeds; Dissolution. Prior to the dissolution of a Series, Sale or Refinancing Proceeds will, to the extent that the Manager determines that such proceeds are available for distribution, be distributed as follows:

(i) to the payment of liabilities of the Series then due and owing to Persons other than Beneficial Owners or the Manager;

(ii) to the payment first of any current or deferred Trust Management Fees, second to the payment of any Voluntary Loans, then to the payment of any other liabilities of the Series then due and owing to Beneficial Owners or the Manager;

(iii) to establish such reserves as the Manager, in its sole discretion, determines to be reasonably necessary for any contingent or foreseeable liability or obligation of the Series; provided, however, that the balance of any such reserve remaining at such time as the Manager shall reasonably determine shall be distributed as described in clauses (iv) through (vii) below;

(iv) 99% to the Beneficial Owners and 1% to the Manager until the Beneficial Owners have been properly allocated (in the case of Housing Tax Credits) or have received (in the case of Cash Available for Distribution or Sale or Refinancing Proceeds other than Sale or Refinancing Proceeds distributed as described in clause (v) below) an amount which, taking into account all previous distributions to them of Cash Available for Distribution or Sale or Refinancing Proceeds (other than Sale or Refinancing Proceeds distributed as described in clause (v) below) and each dollar of Housing Tax Credit properly allocated to them, is equal to a 6% per annum cumulative (noncompounded) return on their Unreturned Capital Contributions as existing from time to time;

(v) 99% of any balance thereof to the Beneficial Owners, in an amount equal to their Unreturned Capital Contributions, and 1% to the Manager;

(vi) to the payment of Disposition Fees, if any;

(vii) 99% to the Beneficial Owners and 1% to the Manager until the Beneficial Owners have been properly allocated (in the case of Housing Tax Credits) or have received (in the case of Cash Available for Distribution and Sale or Refinancing Proceeds other than Sale or Refinancing Proceeds distributed as described in clause (v) above) an amount which, taking into account all previous distributions to them of Cash Available for Distribution or Sale or Refinancing Proceeds (other than Sale or Refinancing Proceeds distributed as described in clause (v) above) and each dollar of Housing Tax Credit properly allocated to them, is equal to a minimum 16% per annum cumulative (non-compounded) return on their Unreturned Capital Contributions as existing from time to time for the 10-year period which for any Series will commence on the January 1 following the Final Closing Date of such Series;

(viii) 100% to the Manager until it has received an aggregate amount of distributions under this clause (viii) and clause (vii) above equal to one-ninth (1/9) of the aggregate amount of distributions to the Beneficial Owners under clause (vii) above; and

(ix) the balance, if any, 90% to the Beneficial Owners and 10% to the Manager; provided, however, that neither the Manager nor its Affiliates shall receive aggregate distributions from the Sale or Refinancing Proceeds from any Property, whether from the

Trust or the relevant Local Partnership, in excess of 15% of the Sale or Refinancing Proceeds remaining after distributions have been made pursuant to clauses (i) through (vi) above.

For the purpose of the calculation in subclause (vii), Unreturned Capital Contributions will include interest of $20 per Unit.

Upon liquidation, after payment of, or reservation for, the debts and obligations of the Series, the remaining assets of the Series (or the proceeds of sales or other dispositions in liquidation of the assets of the Series as may be determined by the Manager) shall be distributed to the Beneficial Owners and the Manager in accordance with their respective positive Capital Account balances (after taking into account all allocations of Profit and Losses).

3. Allocation of Profits, Losses, Depreciation and Credits. Depreciation and Losses for tax purposes will generally be allocated 99% to the Beneficial Owners and 1% to the Manager.

Profits for tax purposes, other than from a Sale, will be allocated first to the extent of, and in proportion to, prior allocations of Losses, then 99% to the Beneficial Owners and 1% to the Manager. The Beneficial Owners' share of Profits for tax purposes, other than from a Sale, will be allocated among them in a manner that properly reflects distributions to them of Cash Available for Distribution pursuant to item 1 above. Profits for tax purposes from a Sale of each Property or Local Partnership Interest generally will be allocated as follows:

(i) to those Beneficial Owners having negative Capital Account balances, in proportion to their negative Capital Account balances until all such Capital Accounts shall have a zero balance;

(ii) to the Owners who are entitled to distributions pursuant to 2(iv) above, to the extent of, and in proportion to, the amounts necessary to cause the Capital Account balances of such Owners (after giving effect to clause (i) above) to at least equal the amounts distributable to such Owners under 2(iv);

(iii) to the Owners who are entitled to distributions pursuant to 2(v), to the extent of, and in proportion to, the amounts necessary to cause the Capital Account balances of such Owners (after giving effect to clauses (i) and (ii) above) to at least equal the amounts distributable to them under 2(iv) and (v);

(iv) to the Owners who are entitled to distributions pursuant to 2(vii), to the extent of, and in proportion to, the amounts necessary to cause the Capital Account balances of such Owners (after giving effect to clauses (i), (ii) and (iii) above) to at least equal the amounts distributable to them under 2(iv), (v) and (vii) above; and

(v) any remaining Profits from a Sale or Refinancing shall be allocated 90% to the Beneficial Owners and 10% to the Manager, subject to the proviso to 2(ix) above.

Special allocations are provided to insure that deductions attributable to nonrecourse debt will be respected for federal income tax purposes.

Tax Credits shall be allocated 99% to the Beneficial Owners and 1% to the Manager. The Beneficial Owners' share of Housing Tax Credits will be allocated among the Beneficial Owners based upon their share of depreciation deductions. The Beneficial Owners' share of Rehabilitation Credits will be allocated to those Beneficial Owners who were Beneficial Owners on the day such Rehabilitation Credits became available to the applicable Series based on their share of Profits for the year in which the particular Rehabilitation Property was placed in service.

In the event there occurs a recapture of Housing Tax Credits or Rehabilitation Credits previously allocated to Beneficial Owners, the responsibility for the recapture of such Housing Tax Credits or Rehabilitation Credits shall be allocated in accordance with the requirements of the Code and the Regulations.

In addition, the Trust Agreement provides that the aggregate interests of the Manager in each Trust item will be equal to at least 1% of such items and that "qualified income offset" and "minimum gain" provisions included in Regulations under Section 704(b) of the Code will be satisfied.

HOUSING TAX CREDITS

The following paragraphs summarize the Housing Tax Credit. Specific aspects of the credit are described in more detail in this section under the captions "Qualified Low-Income Properties," "Subsequent Increases in Housing Tax Credit," "Utilization of the